Exhibit 4.67

INVESTOR’S RIGHTS AGREEMENT

INVESTOR’S RIGHTS AGREEMENT (this “Agreement”), dated as of September 30, 2016, by and between Yun Chen Capital Cayman, a company organized and existing under the laws of the Cayman Islands (“Yun Chen Capital”), and Autohome Inc., a company organized and existing under the laws of the Cayman Islands (the “Company”) (each a “Party” and collectively the “Parties”).

RECITALS:

WHEREAS, Yun Chen Capital is the largest shareholder of the Company as of the date hereof;

WHEREAS, the Parties desire to address herein certain relationships between themselves with respect to information rights and certain other matters;

NOW, THEREFORE, in consideration of the mutual covenants herein, the Parties agree as follows:

ARTICLE I

INTRODUCTORY MATTERS

1.1 Defined Terms. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified.

“Articles” means the Fourth Amended and Restated Memorandum and Articles of Association of the Company, as the same may be amended from time to time.

“Business Day” means a day other than a Saturday, Sunday, holiday or other day on which commercial banks in (i) New York, New York, or (ii) Beijing, People’s Republic of China are authorized or required by law to close.

“control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Governmental Authority” means any national, federal, provincial, state, municipal or local government or any political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, parliamentary or administrative functions of or pertaining to government.

“Group” means the Company and its Subsidiaries and “Group Company” means any one of them.

“Law” means any statute, law, regulation, ordinance, rule, injunction, order, decree, governmental approval, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority.

“Member” means a duly registered holder from time to time of the shares in the capital of the Company.

“Ordinary Shares” means the ordinary shares of the Company.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“SEC” means the U.S. Securities and Exchange Commission or any successor agency.

“Subsidiary” means, with respect to any Person, any and all corporations, partnerships, limited liability companies, joint ventures, associations, variable interest entities or other entities controlled by such Person directly or indirectly through one or more intermediaries.

“Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto.

“Taxing Authority” means any taxing or other authority competent to impose any liability in respect of Tax or responsible for the administration and/or collection of Tax or enforcement of any law in relation to Tax.

“UNCITRAL” means the United Nations Commission on International Trade Law.

1.2 Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.

ARTICLE II

ACCESS TO INFORMATION

2.1 Books and Records; Access. So long as Yun Chen Capital holds at least 20% of the issued and outstanding shares in the capital of the Company, the Company shall, and shall cause its Subsidiaries, to permit Yun Chen Capital and its respective designated representatives, at their own cost and expense, at reasonable times and upon reasonable prior notice to the Company, to review the books and records of any of the Group Companies and to discuss the affairs, finances and condition of any of the Group Companies with the officers of the Group Companies, as applicable, subject to the terms set forth in the Article II of this Agreement.

2.2 Information to be Prepared.

2.2.1 If Yun Chen Capital holds at least 20% of the issued and outstanding shares in the capital of the Company, and is deemed by its external auditor that it is necessary to consolidate the financial statements of the Company into Yun Chen Capital’s financial statements in accordance with the Chinese accounting standards, the Company shall deliver the following information, at Yun Chen Capital’s cost and expense and upon Yun Chen Capital’s request, in accordance with Chinese accounting standards, to Yun Chen Capital:

(a)    As early as practicable within 120 days after the close of each calendar year, the following financial statements, examined by and certified to by the Company’s external auditors: (i) the audited consolidated balance sheet of the Company as of the close of such calendar year; (ii) the audited consolidated statement of the Company’s comprehensive income for such calendar year; and (iii) the audited consolidated statement of the Company’s cash flows for such calendar year;

(b)    Within the earlier of 60 days after the end of each half calendar year , the unaudited consolidated balance sheet of the Company as of the end of such half calendar year and unaudited consolidated statements of income and other relevant financial information usually included in the interim financial review and the corresponding supporting data and management schedules that are reasonably required by Yun Chen Capital;

(c)    Within the earlier of 45 days after the end of each fiscal quarter or 3 Business Days prior to filing financial statements in relations to the preceding quarter with the SEC or other regulatory body, the unaudited consolidated balance sheet of the Company as of the end of such fiscal quarter and unaudited consolidated statements of income and Company net profits and net losses for the period commencing at the end of the previous fiscal year and ending with the end of such fiscal quarter, certified by the Company;

(d)    Within 10 Business Days after the end of each month, the unaudited consolidated management accounts of the Company, including a detailed profit and loss statement, balance sheet and cash flow statement; and

(e)    Yun Chen Capital should notify the Company as soon as practicable once it is deemed by its external auditor that it is no longer required to consolidate the financial statements of the Company into Yun Chen Capital’s financial statements in accordance with the Chinese accounting standards.

2.2.2 If Yun Chen Capital holds at least 20% of the issued and outstanding shares in the capital of the Company, and is deemed by its external auditor that it’s necessary to account for (but not consolidate) its investment in the Company under equity method, the Company shall deliver the following information, upon Yun Chen Capital’s request, at Yun Chen Capital’s cost and expense, in accordance with Chinese accounting standards to Yun Chen Capital:

(a)    Within the earlier of 60 days after the end of each half calendar year, the unaudited consolidated balance sheet of the Company as of the end of such half calendar year and unaudited consolidated statements of income and other relevant financial information usually included in the interim financial review and the corresponding supporting data and management schedules that are reasonably required by Yun Chen Capital; and

(b)    Within 45 Days after the end of each quarter, the unaudited consolidated management accounts of the Company, including a detailed profit and loss statement, balance sheet and cash flow statement.

2.2.3 So long as Yun Chen Capital holds at least 20% of the issued and outstanding shares in the capital of the Company: (a) the Company shall deliver to Yun Chen Capital a copy of the register of holders of the Company listing the current owners of Ordinary Shares and the number of Ordinary Shares owned by each Member within 30 Business Days after the end of each quarter and (b) the Company shall also prepare, or cause to be prepared, the information reasonably requested by Yun Chen Capital, at Yun Chen Capital’s cost and expense, as soon as reasonably practicable.

ARTICLE III

PUBLIC ANNOUNCEMENTS

3.1 Approval. None of the Parties may make any public announcement or issue any circular relating to the subject matter of this Agreement without the prior written approval of the other Party. This restriction does not affect any announcement or circular required by law or any regulatory body or the rules of any recognized stock exchange; provided, however, that the Party with an obligation to make an announcement or issue a circular shall consult with the other Party so far as is reasonably practicable before complying with such obligation.

3.2 Verbal statements. The Parties agree that any verbal statements made or replies to questions given by any Party relating to the Company or this Agreement shall be consistent with any public announcements or circulars made in accordance with Section 3.1.

ARTICLE IV

CONFIDENTIALITY

4.1 Confidentiality.

(a)    Subject to Sections 3.1 and 4.1(b):

(i)	each of the Parties shall treat as strictly confidential and not disclose or use any documents, materials and other information, in whatever form, whether technical or commercial, received or obtained by it as a result of entering into this Agreement, which relates to:

(A)	the provisions of this Agreement and any agreement entered into in relation to this Agreement; or

(B)	the negotiations relating to this Agreement (and any other agreements entered into in relation to this Agreement);

(ii)	each Party shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of any other Party or any member of their group;

(iii)	each Party shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Group.

(b)    Section 4.1(a) shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by law, any regulatory body or any recognized stock exchange on which the shares of any Party is listed;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in any Party;

(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Taxing Authority in connection with the Tax affairs of the disclosing Party;

(iv)	the disclosure is made to professional advisers or actual or potential financiers of any Party on a need to know basis and on terms that these professional advisers or actual or potential financiers undertake to comply with the provisions of Section 4.1(a) in respect of such information as if they were a party to this Agreement;

(v)	the information is or becomes publicly available (other than by breach of this Agreement);

(vi)	the disclosure is made on a confidential basis to potential purchasers of all or part of any Party or to their professional advisers or financiers; provided that any of these persons need to know the information for the purposes of considering, evaluating, advising on or furthering the potential purchase

(vii)	the other Party has given prior written approval, such approval not to be unreasonably withheld or delayed, to the disclosure or use;

(viii)	the information is independently developed after the date hereof; or

(ix)	the disclosure or use is a disclosure by Yun Chen Capital to any of its Affiliates, is on a need to know basis and Yun Chen Capital uses reasonable endeavors to ensure that the relevant Affiliate is aware of and complies with the confidentiality obligations set out in this Article IV; provided that prior to disclosure or use of any information pursuant to Section 4.1(b)(i), (ii) or (iii), the Party concerned shall promptly notify the other Party of these requirements with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

(c)    A recipient of confidential information may disclose such confidential information to its shareholders, employees, directors, representatives and agents only to the extent reasonably necessary for the achievement of the objectives of this Agreement. A recipient of information shall ensure that its relevant shareholders, employees, directors, representatives and agents are aware of and comply with the confidentiality obligations set out in this Article IV.

4.2 Damages not an adequate remedy. Without prejudice to any other rights or remedies which a Party may have, the Parties acknowledge and agree that damages would not be an adequate remedy for any breach of this Article IV and the remedies of injunction, specific performance and other equitable relief are appropriate for any threatened or actual breach of this provision and no proof of special damages shall be necessary for the enforcement of the rights under this Article IV.

4.3 Survival. The provisions of this Article IV shall survive the termination of this Agreement for whatever cause.

ARTICLE V

MISCELLANEOUS

5.1 Termination. Except as otherwise provided in this Agreement, this Agreement shall continue in full force and effect until the earlier of the date: (i) each Party agrees in writing to terminate this Agreement; and (ii) Yun Chen Capital holds less than 20% of the issued shares in the capital of the Company.

5.2 Notices. Any notice, request, instruction or other document to be given hereunder by any Party hereto to another Party hereto shall be in writing, shall be and shall be deemed given (a) at the time of delivery, if delivered by hand, registered mail or courier and (b) at the time of transmission in legible form, if delivered by fax, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by notice from such Party):

if to the Company:

Autohome Inc.

10th Floor, Tower B, CEC Plaza

3 Dan Ling Street

Haidan District, Beijing 100080

The People’s Republic of China

Attn: Chief Financial Officer

Fax: +86 10 5985 7387

if to Yun Chen Capital:

Yun Chen Capital Cayman

PingAn Finance Building,

No. 1333 Lujiazui Loop,

Pudong District, Shanghai 200120,

People’s Republic of China.

Attn: ( )

Fax: +86 21 3382 7052

Email: zhaoyiming188@pingan.com.cn

5.3 Further Assurances. The Parties hereto will use their best efforts to sign such further documents, cause such meetings to be held, cause such resolutions to be passed, exercise their votes and do and perform and cause to be done such further acts and things as may be necessary, including amending the Articles, in order to give full effect to this Agreement and every provision hereof.

5.4 Amendment; Waiver. This Agreement may be amended, supplemented, restated or otherwise modified only by a written instrument executed by the parties hereto. No waiver by any Party of any of the provisions hereof will be effective unless explicitly set forth in writing and executed by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any Party, will be deemed to constitute a waiver by the Party taking such action of compliance with any covenants or agreements contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach.

5.5 Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. No Party shall assign all or any part of this Agreement without the prior written consent of the other Party, except that Yun Chen Capital may assign any of its rights and obligations under this Agreement to any of its Affiliates (other than the Company or any of its Subsidiaries) without the prior written consent of the other Party, and any such transferee (each, an “Affiliate Transferee”) shall, concurrently with the effectiveness of such transfer, become a party to this Agreement. Except as otherwise provided therein, no Person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement.

5.6 Compliance with Law. Nothing in this Agreement shall obligate, or to be interpreted or construed to obligate, any party to violate any current and future applicable Law, including applicable securities laws and exchange rules. To the extent that any provisions, paragraphs or clauses impose such obligations, all such provisions, paragraphs or clauses shall automatically become void.

5.7 Governing Law; Submission to Jurisdiction, Etc.

(a)    This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

(b)    Each of the Parties hereto agrees all disputes arising among the Parties in connection with this Agreement, or the breach, termination, interpretation or validity thereof, shall be finally settled by the Hong Kong International Arbitration Centre (the “HKIAC”) pursuant to UNCITRAL rules with the Company, on the one hand, being entitled to designate one arbitrator, and with Yun Chen Capital, on the other hand, being entitled to designate one arbitrator, while the third arbitrator will be selected by agreement between the two designated arbitrators or, failing such agreement, within 10 calendar days of initial consultation between the two arbitrators, by the HKIAC pursuant to its arbitration rules. If any Party fails to designate its arbitrator within 20 calendar days after the designation of the first of the three arbitrators, the HKIAC shall have the authority to designate any person whose interests are neutral to the Parties as the second of the three arbitrators. The arbitration shall be conducted in English. To the extent consistent with UNCITRAL rules, each of the parties hereto shall cooperate with the others in provision of information during any discovery process relating to arbitrations in connection with this Agreement. The Parties hereto further agree that, to the extent consistent with UNCITRAL rules, the Parties shall be entitled to seek temporary and permanent injunctive relief from the arbitrators without the necessity of proving actual damages and without posting a bond or other security.

(c)    Each of the Parties hereto agrees that notice may be served upon such Party at the address and in the manner set forth for such Party in Section 5.2.

5.8 MUTUAL WAIVER OF JURY TRIAL. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

5.9 Specific Performance. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the non-breaching Party would be irreparably harmed and could not be made whole by monetary damages. Each Party accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement.

5.10 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

5.11 Titles and Headings. The section headings contained in this Agreement are for reference purposes only and will not affect the meaning or interpretation of this Agreement.

5.12 Severability. If one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Law.

5.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument.

5.14 Effectiveness. This Agreement shall become effective upon the execution and prior thereto shall be of no force or effect.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

AUTOHOME INC.

By:	/s/ Min Lu
Name:	Min Lu
Title:	Director and Chief Executive Officer

[SIGNATURE PAGE TO INVESTOR’S RIGHTS AGREEMENT]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

YUN CHEN CAPITAL CAYMAN

By:	/s/ Dong Liu
Name:	Dong Liu
Title:	Director

[SIGNATURE PAGE TO INVESTOR’S RIGHTS AGREEMENT]